UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Form 6-K of CEMEX, S.A.B. de C.V. (“CEMEX”), which was furnished to the U.S. Securities and Exchange Commission on March 31, 2017 (the “Original Form 6-K”), corrects certain typographical errors in the Original Form 6-K. The Original Form 6-K is amended solely as follows:

1.	The first sentence of the Original Form 6-K is amended and restated in its entirety as set forth below:

On March 31, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2016 ordinary general shareholders meeting that was held on March 30, 2017.

2.	The first sentence of the summary of the third resolution adopted in the Ordinary General Shareholders’ Meeting is amended and restated in its entirety as set forth below:

An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps4,684,960.14 through the issuance of up to 1,687,294,989 ordinary common registered shares without nominal value, of which up to 1,124,863,326 will be Series A and up to 562,431,663 will be Series B, was approved.

Other than the foregoing corrections, no changes have been made to the Original Form 6-K, and this Amendment No. 1 does not reflect events occurring after the submission of the Original Form 6-K. CEMEX does not intend to revise, update, amend or restate the information presented in any other items of the Original Form 6-K or reflect any events that have occurred after the submission of the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 31, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller